SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

JAKKS PACIFIC, INC.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
47012E403
(CUSIP Number)
Alexander H. McMillan Chief Compliance Officer Benefit Street Partners L.L.C. 9 West 57th Street, Suite 4920 New York, NY 10019 (212) 588-6700	with copies to: Robert G. Minion, Esq. Lowenstein Sandler LLP 1251 Avenue of the Americas New York, New York 10020 (646) 414-6930
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 21, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 47012E403

1.	Names of reporting persons Benefit Street Partners L.L.C.
2.	Check the appropriate box if a member of a group (see instructions)
(a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
[ ]
6. Citizenship or place of organization Delaware

Number of	7. Sole voting power	0
shares beneficially	8. Shared voting power	1,356,639*
owned by
each reporting	9. Sole dispositive power	0
person with	10. Shared dispositive power	1,356,639*

11.	Aggregate amount beneficially owned by each reporting person	1,356,639*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
[ ]
13.	Percent of class represented by amount in Row (11)	14.4%*
14.	Type of reporting person (see instructions)	IA

*Beneficial ownership percentage is based upon 9,400,000 shares of common stock, $0.001 par value per share (“Common Stock”), of JAKKS Pacific, Inc., a Delaware corporation (the “Issuer”), issued and outstanding as of July 27, 2021, as reported in Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 28, 2021. Benefit Street Partners L.L.C. (“BSP”) is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended. BSP, either directly or through one or more affiliated entities, serves as the investment adviser to funds and accounts managed by it (the “BSP Funds”). Thomas J. Gahan controls BSP in his role as Chief Executive Officer of BSP’s sole managing member. As of the filing date of this Schedule 13D (the “Filing Date”), the BSP Funds collectively held 1,356,639 shares of Common Stock of the Issuer. As a result, as of the Filing Date, for purposes of Rule 13d-3 promulgated under the Act, each of Mr. Gahan and BSP may be deemed to share beneficial ownership of the 1,356,639 shares of Common Stock held in the aggregate by the BSP Funds, or approximately 14.4% of the shares of Common Stock of the Issuer deemed issued and outstanding as of such date.

CUSIP No. 47012E403

1.	Names of reporting persons Thomas J. Gahan
2.	Check the appropriate box if a member of a group (see instructions)
(a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
[ ]
6. Citizenship or place of organization United States

Number of	7. Sole voting power	0
shares beneficially	8. Shared voting power	1,356,639*
owned by
each reporting	9. Sole dispositive power	0
person with	10. Shared dispositive power	1,356,639*

11.	Aggregate amount beneficially owned by each reporting person	1,356,639*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
[ ]
13.	Percent of class represented by amount in Row (11)	14.4%*
14.	Type of reporting person (see instructions)	IN

*Beneficial ownership percentage is based upon 9,400,000 shares of common stock, $0.001 par value per share (“Common Stock”), of JAKKS Pacific, Inc., a Delaware corporation (the “Issuer”), issued and outstanding as of July 27, 2021, as reported in Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 28, 2021. Benefit Street Partners L.L.C. (“BSP”) is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended. BSP, either directly or through one or more affiliated entities, serves as the investment adviser to funds and accounts managed by it (the “BSP Funds”). Thomas J. Gahan controls BSP in his role as Chief Executive Officer of BSP’s sole managing member. As of the filing date of this Schedule 13D (the “Filing Date”), the BSP Funds collectively held 1,356,639 shares of Common Stock of the Issuer. As a result, as of the Filing Date, for purposes of Rule 13d-3 promulgated under the Act, each of Mr. Gahan and BSP may be deemed to share beneficial ownership of the 1,356,639 shares of Common Stock held in the aggregate by the BSP Funds, or approximately 14.4% of the shares of Common Stock of the Issuer deemed issued and outstanding as of such date.

Item 1.	Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the common stock, $0.001 par value per share (the “Common Stock”), of JAKKS Pacific, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 2951 28th Street, Santa Monica, California 90405.

Item 2.	Identity and Background.

(a)       This Schedule 13D is being jointly filed by (i) Benefit Street Partners L.L.C. (“BSP”) and (ii) Thomas J. Gahan.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This Schedule 13D relates to the Common Stock of the Issuer beneficially owned by certain funds to which BSP, either directly or through one or more affiliated entities, serves as investment adviser (the “BSP Funds”). BSP is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended. BSP, either directly or through one or more affiliated entities, serves as the investment adviser to each of the BSP Funds. Thomas J. Gahan controls BSP in his role as Chief Executive Officer of BSP’s sole managing member.  As a result, as of the filing date of this Schedule 13D (the “Filing Date”), for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Act”), each of BSP and Mr. Gahan may be deemed to beneficially own the shares of the Issuer’s Common Stock reported herein.

(b)       The principal business address of BSP and Mr. Gahan is c/o Benefit Street Partners L.L.C., 9 West 57th Street, Suite 4920, New York, NY 10019.

(c)       The principal business of the Reporting Persons is investment and/or investment management.

(d)       The Reporting Persons, nor, to the best knowledge of the foregoing, any of their controlling persons, have not been, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       The Reporting Persons, nor, to the best knowledge of the foregoing, any of their controlling persons, have not been, during the last five years, party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       BSP is a limited liability company organized under the laws of the State of Delaware.  Mr. Gahan is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

Funds for the acquisition of the securities reported herein were derived from the capital contributions by the partners of the BSP Funds and the available funds of such entities.  A total of approximately $13,543,868.23 in the aggregate was paid to acquire the securities reported herein.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the securities reported herein for investment in the ordinary course of business by the BSP Funds. The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed of, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors. Except as set forth in this Schedule 13D, the Reporting Persons do not currently have any plan or proposal that would relate to, or result in, any of the matters set forth under subsections (a) through (j) of Item 4 of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer.

The aggregate percentage of Common Stock reported in this Item 5 and set forth in Row 13 of the cover pages filed herewith is calculated based upon 9,400,000 shares of Common Stock outstanding as of July 27, 2021, as reported in Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 28, 2021. BSP is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended. BSP, either directly or through one or more affiliated entities, serves as the investment adviser to the BSP Funds. Thomas J. Gahan controls BSP in his role as Chief Executive Officer of BSP’s sole managing member. As of the Filing Date, the BSP Funds collectively held 1,356,639 shares of Common Stock of the Issuer. As a result, as of the Filing Date, for purposes of Rule 13d-3 promulgated under the Act, each of Mr. Gahan and BSP may be deemed to share beneficial ownership (with shared voting power and shared dispositive power) with respect to the 1,356,639 shares of Common Stock held in the aggregate by the BSP Funds, or approximately 14.4% of the shares of Common Stock of the Issuer deemed issued and outstanding as of such date.

The following table sets forth the transactions by the Reporting Persons in shares of Common Stock effected during the past sixty (60) days:

Date	Purchase Price	Type of Transaction	Number of Shares
7/21/2021	$10.2828(1)	Open Market Purchase	486,100
7/22/2021	$10.1049(2)	Open Market Purchase	283,500
7/23/2021	$10.5264(3)	Open Market Purchase	300,000

(1) Represents a weighted average purchase price. These shares were purchased in multiple transactions at prices ranging from $9.68 to $10.35, inclusive. The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

(2) Represents a weighted average purchase price. These shares were purchased in multiple transactions at prices ranging from $9.72 to $10.59, inclusive. The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

(3) Represents a weighted average purchase price. These shares were purchased in multiple transactions at prices ranging from $10.07 to $10.75, inclusive. The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

During the past sixty (60) days, between June 24, 2021 and July 23, 2021, in privately negotiated transactions with an unrelated third party, the BSP Funds sold an aggregate of $11,153,771 of principal amount of 2023 Convertible Senior Notes issued by the Issuer (the “2023 Notes”) for an aggregate sale price of $19,781,920. The 2023 Notes provided for the issuance of Common Stock in connection with conversions thereof in certain circumstances; pursuant to the terms of the 2023 Notes, the Issuer had the discretion to settle the conversion of the 2023 Notes and to pay accrued interest thereon in stock, in cash and/or in a combination thereof, provided that any payment of interest in stock was contingent upon the satisfaction of certain equity conditions. As of the Filing Date of this Schedule 13D, the BSP Funds no longer hold any 2023 Notes.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Series A Senior Preferred Stock

The BSP Funds own 104,823 of the 200,000 issued and outstanding shares of the Issuer’s Series A Senior Preferred Stock (the “Preferred Stock”). Pursuant to the certificate of designations for the Preferred Stock, as amended (the “Certificate of Designations”), holders of the Preferred Stock have the right to vote on certain matters, including election of two directors to the Issuer’s board of directors, as a separate class from the Common Stock; however, the Preferred Stock is not convertible into Common Stock. Matthew Winkler, a managing director at BSP, currently serves as BSP’s designee to the Issuer’s board of directors.

The foregoing description of the Certificate of Designations for the Preferred Stock is qualified in its entirety by reference to the full text of such document, which is incorporated by reference as Exhibit 2 to this Schedule 13D, and is hereby incorporated by reference into this Item 6.

Voting Agreement

In connection with certain transactions consummated on August 9, 2019 (the “Recapitalization Date”) relating to the restructuring, refinancing and recapitalization of the Issuer (the “Recapitalization”), on the Recapitalization Date, the Issuer entered into voting agreements (each, a “Voting Agreement” and collectively, the “Voting Agreements”) with certain parties including current and former directors and officers of the Issuer and certain investors and other stockholders of the Issuer, including BSP Special Situations Master A L.P. (the “BSP Voting Agreement”). Pursuant to the terms of the Voting Agreements, each stockholder party to a Voting Agreement has agreed to, among other things, vote such stockholder’s shares of Common Stock as follows: (i) in favor of a proposal to amend the Issuer’s Amended and Restated Certificate of Incorporation to classify the Issuer’s board of directors into three classes, designated Class I, Class II and Class III, with staggered three-year terms, with Class I comprised of two Common Directors (as defined in the Issuer’s Second Amended and Restated By-laws) (with their terms expiring at the Issuer’s annual meeting of stockholders to be held in 2021), Class II comprised of three Common Directors, two of whom shall be the New Independent Common Directors (as defined in the Issuer’s Second Amended and Restated By-laws) (with their terms expiring at the Issuer’s annual meeting of stockholders to be held in 2022), and Class III comprised of two Series A Preferred Directors (as defined in the Issuer’s Second Amended and Restated By-laws) (with their terms expiring at the Issuer’s annual meeting of stockholders to be held in 2023), such classification to be effective as of the date of the annual meeting of stockholders to be held in 2020, or if later, the date of the stockholders’ meeting at which such proposal is approved (with such classification of the Issuer’s board of directors approved at the Issuer’s special meeting of stockholders held on November 15, 2019, and implemented pursuant to and in accordance with such authorization); (ii) to cause the election to the Issuer’s board of directors of any New Independent Common Director nominee selected by the Nominating and Corporate Governance Committee of the Issuer’s board of directors (the “Nominating Committee”) in accordance with the Amended and Restated Nominating and Corporate Governance Committee Charter; (iii) in favor of any proposed Liquidity Event (as defined in the Certificate of Designations) approved by the Issuer’s board of directors if such Liquidity Event would result in the payment of the Liquidation Preference (as defined in the Certificate of Designations) to the holders of the Preferred Stock (clauses (i) through (iii), collectively, the “Supported Matters”); and (iv) against any action, agreement, proposal or transaction involving the Issuer or any of its subsidiaries that is inconsistent with, or is intended, or would reasonably be expected, to impede, interfere with, delay, postpone, discourage or frustrate any of the Supported Matters. In addition, certain of the Voting Agreements (including the BSP Voting Agreement) contain restrictions on such stockholders’ ability to enter into any voting agreements, trusts and proxies with respect to Common Stock that are inconsistent with the Voting Agreements and, with certain exceptions, require transferees of such stockholders’ shares of Common Stock to enter into a substantially identical voting agreement with the Issuer. The Voting Agreements provide that any stockholder party thereto that fails to vote such stockholder’s shares of Common Stock in accordance with the terms thereof grants to the Issuer an irrevocable proxy and power of attorney to vote such shares. Subject to exceptions that would permit earlier termination of the Voting Agreements with (i) the Issuer’s directors who resigned in connection with the Recapitalization and (ii) certain of certain of the Issuer’s officers, in each case, under certain circumstances relating to the Issuer’s having obtained stockholder approval of the proposals described above, such stockholders’ termination of employment, or an outside date, as applicable, each of the Voting Agreements will terminate on the date upon which no shares of Preferred Stock remain outstanding.

The foregoing description of the BSP Voting Agreement is qualified in its entirety by reference to the full text of such document, which is filed as Exhibit 3 to this Schedule 13D, and is hereby incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Description

1.	Joint Filing Agreement.

2.	Certificate of Designations of Series A Senior Preferred Stock of JAKKS Pacific, Inc. (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 9, 2019), as amended by Certificate of Amendment to Certificate of Designations of Series A Senior Preferred Stock of JAKKS Pacific, Inc. (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 23, 2019).

3.	Voting Agreement, dated as of August 9, 2019, by and between JAKKS Pacific, Inc. and BSP Special Situations Master A L.P.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 2, 2021

BENEFIT STREET PARTNERS, L.L.C.

By: /s/ Alexander McMillan
Name: Alexander McMillan
Title: Authorized Signatory

/s/ Thomas J. Gahan
Name: Thomas J. Gahan